UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Foamex International Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

344123203

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.

Attn:  Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Richard J. Cooper

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

May 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344123203		Page 1 of 4
	1	Name of Reporting Person D. E. Shaw Laminar Portfolios, L.L.C.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 21,767,377
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 21,767,377
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,767,377
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 54.7%(1)
	14	Type of Reporting Person (See Instructions) OO

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 39,814,137 shares of Common Stock and includes the sum of (i) the 24,949,597 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2008 and (ii) the 14,864,540 shares of Common Stock issuable to D. E. Shaw Laminar Portfolios, L.L.C. from the potential conversion of the Series D Preferred Stock, assuming a conversion price of $0.65 per share of Common Stock as further described in Amendment No. 8 to the Schedule 13D.

CUSIP No. 344123203		Page 2 of 4
	1	Name of Reporting Person D. E. Shaw & Co., L.P.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 21,965,607
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 21,965,607
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,965,607
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 55.2%(1)
	14	Type of Reporting Person (See Instructions) IA, PN

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 39,814,137 shares of Common Stock and includes the sum of (i) the 24,949,597 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2008 and (ii) the 14,864,540 shares of Common Stock issuable to D. E. Shaw Laminar Portfolios, L.L.C. from the potential conversion of the Series D Preferred Stock, assuming a conversion price of $0.65 per share of Common Stock as further described in Amendment No. 8 to the Schedule 13D.

CUSIP No. 344123203		Page 3 of 4
	1	Name of Reporting Person D. E. Shaw & Co., L.L.C.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 21,767,377
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 21,767,377
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,767,377
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 54.7%(1)
	14	Type of Reporting Person (See Instructions) OO

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 39,814,137 shares of Common Stock and includes the sum of (i) the 24,949,597 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2008 and (ii) the 14,864,540 shares of Common Stock issuable to D. E. Shaw Laminar Portfolios, L.L.C. from the potential conversion of the Series D Preferred Stock, assuming a conversion price of $0.65 per share of Common Stock as further described in Amendment No. 8 to the Schedule 13D.

CUSIP No. 344123203		Page 4 of 4
	1	Name of Reporting Person David E. Shaw
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 21,965,607
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 21,965,607
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,965,607
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 55.2%(1)
	14	Type of Reporting Person (See Instructions) IN

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 39,814,137 shares of Common Stock and includes the sum of (i) the 24,949,597 outstanding shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2008 and (ii) the 14,864,540 shares of Common Stock issuable to D. E. Shaw Laminar Portfolios, L.L.C. from the potential conversion of the Series D Preferred Stock, assuming a conversion price of $0.65 per share of Common Stock as further described in Amendment No. 8 to the Schedule 13D.

AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 20, 2006, as amended by Amendment No. 1 to Schedule 13D, dated as of July 19, 2006, Amendment No. 2 to Schedule 13D, dated as of October 13, 2006, Amendment No. 3 to Schedule 13D, dated as of November 30, 2006, Amendment No. 4 to Schedule 13D, dated as of February 14, 2007, Amendment No. 5 to Schedule 13D, dated as of August 23, 2007, Amendment No. 6 to Schedule 13D, dated as of February 20, 2008, Amendment No. 7 to Schedule 13D, dated as of April 4, 2008, and Amendment No. 8 to Schedule 13D, dated as of April 23, 2008 (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

In acquiring an additional 856,832 shares of Common Stock as described below in Item 6, Laminar expended $556,940.80 of its working capital.

DESCO LP received (i) 179,488 shares of Common Stock and (ii) stock options (right to buy), which upon vesting are exercisable for 100,705 shares of Common Stock. The shares and stock options received by DESCO LP, employer of Seth Charnow and David Lyon, were issued by the Issuer in a transaction exempt under Rule 16(b)(3) of the Act as compensation for each of Seth Charnow’s and David Lyon’s service as a director of the Issuer. No separate consideration was paid for the shares or the stock options. The stock options vest in three installments: 34% on May 12, 2009, 67% on May 12, 2010, and 100% on May 12, 2011.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby replaced as follows:

(a), (b) Based on information provided by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 30, 2008, there were 24,949,597 shares of Common Stock outstanding as of May 5, 2008.

The Subject Shares (defined below in this Item 5) reported on this Schedule 13D are comprised of (i) 6,902,837 shares of Common Stock owned by Laminar, (ii) 14,864,540 shares of Common Stock that Laminar has the right to acquire upon conversion of the Series D Preferred Stock (assuming conversion of all the shares of Series D Preferred Stock held by Laminar at a conversion price of $0.65 per share of Common Stock as further described in Amendment No. 8 to the Schedule 13D) and (iii) 198,230 shares of Common Stock owned by DESCO LP.

Using the sum of (i) the number of outstanding shares of Common Stock reported by the Issuer to the public and (ii) the number of shares of Common Stock issuable to Laminar upon conversion of the Series D Preferred Stock (assuming conversion of all the shares of Series D Preferred Stock held by Laminar at a conversion price of $0.65 per share of Common Stock as further described in Amendment No. 8 to the Schedule 13D), which sum is equal to 39,814,137 (the “Total Share Count”), the 21,767,377 shares of Common Stock beneficially owned by Laminar or issuable to Laminar upon conversion of the Series D Preferred Stock (assuming conversion of all the shares of Series D Preferred Stock held by Laminar at a conversion price of $0.65 per share of Common Stock as further described in Amendment No. 8 to the Schedule 13D) (the “Laminar Shares”) represent approximately 54.7% of the Total Share Count, the 198,230 shares of Common Stock beneficially owned by DESCO LP (the “DESCO LP Shares,” and together with the Laminar Shares, the “Subject Shares”) represent approximately 0.5% of the Total Share Count, and the 21,965,607 Subject Shares represent approximately 55.2% of the Total Share Count.

Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares and DESCO LP will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the DESCO LP Shares.

DESCO LP as Laminar’s investment adviser and DESCO LLC as Laminar’s managing member may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares.  As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares.  As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  None of DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock of the Issuer directly and each such entity disclaims beneficial ownership of the Subject Shares.  DESCO LP does not own any of the Laminar Shares directly and disclaims beneficial ownership of the Laminar Shares.

David E. Shaw does not own any shares of the Issuer directly.  By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Subject Shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the Subject Shares.

Item 5(c) of the Schedule 13D is hereby supplemented as follows:

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Laminar in the Common Stock of the Issuer made within the past 60 days that were privately negotiated transactions are set forth below:

Name	Date	Number of Shares Purchased	Price Per Share
Laminar	5/15/08	856,832	$0.65

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

On May 15, 2008, Laminar entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Par-Four Master Fund, Ltd. and Sunrise Partners Limited Partnership pursuant to which Laminar purchased 856,832 additional shares of Common Stock. A copy of the Purchase Agreement is attached hereto as Exhibit 3.

On May 12, 2008, DESCO LP received from the Issuer in a transaction exempt under Rule 16(b)(3) of the Act stock options (right to buy), which upon vesting are exercisable for 100,705 shares of Common Stock. The stock options were granted to DESCO LP, employer of Seth Charnow and David Lyon, as compensation for each of Seth Charnow’s and David Lyon’s service as a director of the Issuer. The stock options vest in three installments: 34% on May 12, 2009, 67% on May 12, 2010, and 100% on May 12, 2011.

Item 7.	Material to be filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 3	Securities Purchase Agreement, dated May 15, 2008, by and among Par-Four Master Fund, Ltd. and Sunrise Partners Limited Partnership, and D. E. Shaw Laminar Portfolios, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Anne Dinning, Rochelle Elias, Julius Gaudio, John Liftin, Louis Salkind, Stuart Steckler, Maximilian Stone and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated:  May 19, 2008

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C.,
as managing member

By: /s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

DAVID E. SHAW

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Attorney-in-Fact for David E. Shaw